UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Internap Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45885A300

(CUSIP Number)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.        ☐ Rule 13d-1(b)

b.        ☒ Rule 13d-1(c)

c.        ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45885A300

1.	Names of Reporting Persons. O’Connor Global Multi-Strategy Alpha Master Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,549,648
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,549,648
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,549,648 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (see Item 4)
12.	Type of Reporting Person (See Instructions) CO; OO

Item 1.

(a) Name of Issuer

Internap Corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

One Ravinia Drive, Suite 1300

Atlanta, Georgia 30346

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of O’Connor Global Multi-Strategy Alpha Master Limited, a Cayman Islands ordinary non-resident company (the “Reporting Person”).

The principal business office of the Reporting Person is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, George Town KY1-1104, Cayman Islands.

(d) Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

45885A300

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

As of the close of business on February 28, 2017, the Reporting Person may have been deemed to have beneficial ownership of 4,549,648 shares of Common Stock, and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 5.6% of the Common Stock, based on (1) 57,216,361 shares of Common Stock outstanding as of February 17, 2017 as disclosed to the Reporting Person by the Issuer, plus (2) 23,802,850 shares of Common Stock issued by the Issuer at the closing of the transaction contemplated by that certain Securities Purchase Agreement, dated February 22, 2017, by and between the Issuer, the Reporting Person and the other investors signatory thereto.

(c)

Number of shares as to which the Reporting Person has:

(1) Sole power to vote or to direct the vote: 0    .

(2) Shared power to vote or to direct the vote: 4,549,648      .

(3) Sole power to dispose or to direct the disposition of 0    .

(4) Shared power to dispose or to direct the disposition of 4,549,648      .

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2017

O’Connor Global Multi-Strategy Alpha Master Limited

By: UBS O’Connor LLC, its investment advisor

By:	/s/ Nicholas Vagra
Name: Nicholas Vagra
Title: Manager, Chief Operating Officer

By:	/s/ Andrew Hollenbeck
Name: Andrew Hollenbeck
Title: Manager, General Counsel